                                               Commission File Number: 000-26763


                                  FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                  (Check One)

               [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F
               [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR
                       For Period Ended:  July 31, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  N/A


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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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     Full Name of Registrant:   Net2Phone, Inc.
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     Former name if applicable: N/A
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     Address of Principal
     Executive Office (Street and Number):  171 Main Street
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                                            Hackensack, New Jersey 07601
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Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has devoted all of its attention and energy to the further development of its business and accordingly is unable to file its Form 10-K for the year ended July 31, 1999 within the prescribed time period without unreasonable effort and expense.

Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification:

              Allen Weingarten          (212)           468-8063
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                   (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant had revenues of $12.0 million and incurred a net loss of $3.5 million for the year ended July 31, 1998. The Registrant had revenues of $33.3 million and a net loss of $24.7 million for the fiscal year ended July 31, 1999. The increase in the net loss for the year ended July 31, 1999 compared to the fiscal year ended July 31, 1998 is attributable primarily to a $17.9 million compensation charge related to the Registrant's issuance of stock options and a more than threefold increase in the Registrant's selling and marketing expenses.

                                NET2PHONE, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 1999                       /s/ Ilan M. Slasky
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                                             Name:  Ilan M. Slasky
                                             Title: Chief Financial Officer